MILBANK, TWEED, HADLEY & McCLOY LLP

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October 31, 2014

Via EDGAR and Hand Delivery
H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nabors Red Lion Limited
Registration Statement on Form S-4
Filed September 29, 2014
File No. 333-199004

Dear Mr. Schwall:

On behalf of our client Nabors Red Lion Limited (the “Company” or “Red Lion”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated October 28, 2014, with respect to the Company’s registration statement on Form S-4 (Registration No. 333-199004) filed with the Commission on September 29, 2014 (the “Registration Statement”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version filed on September 29, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 1.

Summary, page 13

The Transactions, page 14

1.                                      Please revise this section to briefly describe the most significant terms of each of the Ancillary Agreements.  For example, please disclose that pursuant to the registration rights agreement, Red Lion will be required to prepare and file a shelf registration statement for all of the Red Lion common shares held by NIL.  We note your related disclosure on page 170.

Response: The disclosure on pages 14 through 15 of Amendment No. 1 has been revised in response to the Staff’s comment.

Risk Factors, page 33

Federal and state legislative and regulatory initiatives . . . , page 41

2.                                      Please include risk factor disclosure to address specifically, if material, the operational and financial risks attendant to hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Response: The Company respectfully informs the Staff that it believes the risk factors related to the C&P Business and C&J Energy Services, Inc. (“C&J”) regarding hydraulic fracturing, as written, fairly describe the material operational and financial risks attendant to that process. As disclosed on page 41 of Amendment No. 1 under the risk factor entitled “Our operations are subject to hazards inherent in the energy services industry. The nature of the C&P Business’s operations presents hazards and other inherent risks of loss that could adversely affect its results of operations”, the C&P Business’s operations “are subject to many hazards inherent in the oilfield services industry, particularly with respect to the workover and well-servicing and pressure pumping industries…” and notes that the “hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental and natural resources damage and damage to the property of others.” Certain material risks are enumerated by way of example under this risk factor, and, as phrased, the list is not intended to be exhaustive. Additionally, in C&J’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “C&J 10-K”) which is incorporated by reference into the Registration Statement, C&J makes similar disclosures under Item 1A. Risk Factors in the risk factor entitled “Our operations are subject to hazards inherent in the energy services industry.” Although risks attendant to hydraulic fracturing, including underground migration and surface spillage or mishandling of fracturing fluids, are, as described in detail in the risk factor requested by the Staff, the subject of considerable attention in the press, Congress, certain state legislatures and governmental agencies, have encountered public opposition, and are being studied in various governmental reviews, the Company does not believe that a material risk of adverse impacts on drinking water resources, migration or earthquakes has been substantiated.

In addition, the Company believes that risks from spillage and other mishandling of fracturing fluids are further addressed in the risk factor entitled “The C&P Business is subject to extensive and costly environmental and occupational health and safety laws and regulations that may require it to take actions that will adversely affect its results of operations” and in the risk factor entitled “We are subject to extensive and costly environmental, and occupational health and safety laws, and regulations that may require us to take actions that will adversely affect our results of operations,” incorporated by reference from the C&J 10-K.

Finally, the Company believes that the greatest risk the C&P Business faces currently related to hydraulic fracturing is the potential impact from future federal, state or local laws or regulations that could lead to more extensive, and, as a result, costly, regulation, which is addressed in the risk factor on page 42 of Amendment No. 1 and in the risk factor entitled “Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays as well as adversely affect demand for our support services” incorporated by reference from the C&J 10-K.

The Company does not believe that any additional material operational or financial risks associated with hydraulic fracturing exist that warrant further disclosure.  The Company continues to monitor risks associated with hydraulic fracturing and will update its risk factors in future filings as appropriate.

Cautionary Statement Regarding Forward-Looking Statements, page 55

3.                                      Please remove your reference to the Private Securities Litigation Reform Act of 1995.  Section 27A of the Securities Act expressly excludes statements made in connection with an initial public offering.

Response: The disclosure on page 55 of Amendment No. 1 has been revised in response to the Staff’s comment.

Background of the Merger, page 63

4.                                      Please revise your disclosure to clarify why C&J Energy chose to pursue the transaction with Nabors as opposed to other alternatives.  For example, expand upon your statement on page 63 that C&J management “identified the C&P Business as a complementary business in line with C&J’s growth strategy” by disclosing whether there were other businesses considered.  If so, explain why C&J Energy decided to acquire the C&P Business rather than other complementary businesses.

Response: The disclosure on page 63 of Amendment No. 1 has been revised in response to the Staff’s comment.

5.                                      We note your disclosure on page 63 that on January 16, 2014, Messrs. Comstock, McMullen, and Petrello met to “discuss a potential combination and various alternatives.”  Please provide further detail on the nature of these alternatives, and explain why the alternatives were not pursued, as applicable.

Response: The disclosure on pages 63 through 64 of Amendment No. 1 has been revised in response to the Staff’s comment.

6.                                      Please revise to clarify which of the parties first contacted the other to discuss the transaction.

Response: The disclosure on page 63 of Amendment No. 1 has been revised in response to the Staff’s comment.

7.                                      Please expand upon the “synergy potential” discussed by members of C&J Energy management and Nabors management on March 5, 2014.

Response: The disclosure on page 64 of Amendment No. 1 has been revised in response to the Staff’s comment.

C&J’s Reasons for the Merger, page 71

8.                                      We note your disclosure regarding the factors considered by the C&J board of directors in reaching its decision to unanimously approve the merger agreement and the merger.  Please revise to clarify whether the board considered each factor to be a positive or negative factor.  For example, it is not clear how the board viewed each of the following listed factors:

•                                          “the composition of the board of directors of Red Lion following the Transactions;”

•                                          “the terms and conditions of the Merger Agreement, including, among other things, the representations, warranties, covenants and agreements of the parties, the conditions to closing and the form and structure of the merger consideration and the termination rights;”

•                                          “the terms and conditions of the Separation Agreement, in each case including the exhibits and schedules thereto;” and

•                                          “the terms of the governing documents of the combined company following the Transactions.”

Response: The disclosure on pages 71 through 73 of Amendment No. 1 has been revised in response to the Staff’s comment.

9.                                      We note your reference on page 72 to the potential for a reduced effective tax rate through strategic planning and additional tax savings from the anticipated expansion of the combined company’s international service offerings.  Please revise to briefly explain how the transaction creates the potential for a reduced effective tax rate through strategic planning.

Response: The disclosure on page 72 of Amendment No. 1 has been revised in response to the Staff’s comment.

10.                               We note your statement in the second bulleted item that the transactions are “expected to result in a business that is superior . . . with respect to enhancing value for C&J stockholders than C&J if C&J continued to operate as an independent, standalone company.”  Please quantify or more fully explain this statement.

Response: The disclosure on page 71 of Amendment No. 1 has been revised in response to the Staff’s comment.

11.                               With regard to the fifth bulleted item in this section, please specify the services of the combined company for which C&J Energy management and the C&J Energy board expect demand and pricing to increase.

Response: The disclosure on page 71 of Amendment No. 1 has been revised in response to the Staff’s comment.

12.                               You make reference to the C&J Energy board’s consideration of immediate direct cost savings and synergies.  Please revise to quantify each of these items, if material.

Response: The disclosure on page 72 of Amendment No. 1 has been revised in response to the Staff’s comment.

Opinions of C&J’s Financial Advisors, page 77

13.                               We note that the fairness opinions of Tudor, Pickering, Holt and Citigroup Global Markets were delivered in June 2014.  Please disclose whether there have been any material changes in the operations or performance of C&J Energy or the C&P Business, or in any of the projections or assumptions upon which these financial advisors based their opinions, since the delivery of the opinions.

Response: The disclosure on page 74 of Amendment No. 1 has been revised in response to the Staff’s comment.

14.                               Please disclose whether Tudor, Pickering, Holt recommended the exchange ratio in the proposed transaction.  Refer to Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation S-K.

Response: The disclosure on page 78 of Amendment No. 1 has been revised in response to the Staff’s comment.

15.                               We note that the description in your filing regarding the material relationships between TPH and C&J Energy does not provide a quantitative description of the fees paid or to be paid to TPH and its affiliates by C&J Energy and its affiliates during the past two years.  Please revise your filing to provide such disclosures.  Please also provide such information with respect to the fees paid or to be paid to Citi and its affiliates by C&J Energy during the past two years.

Response: The disclosure on pages 84 and 91 of Amendment No. 1 has been revised in response to the Staff’s comment.

Certain Prospective Financial Information Prepared by C&J, page 91

16.                               We note your disclosure of the internal financial forecasts prepared by C&J Energy’s management regarding the C&P Business.  Please disclose any material assumptions made in preparing such forecasts.  Similarly, please disclose any material assumptions made by Nabors in preparing the “C&P Business Management case” disclosed on page 93.

Response: The disclosure on pages 93 and 95 of Amendment No. 1 has been revised in response to the Staff’s comment.

Board of Directors and Executive Officers of Red Lion Following the Merger; Red Lion After the Transactions, page 95

17.                               Please ensure that for each director or person nominated or chosen to become a director, you briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure.  See Item 401(e) of Regulation S-K.

Response: The disclosure on pages 96, 98 and 99 of Amendment No. 1 has been revised in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distribution, page 113

18.                               We note that your exhibit index indicates that you intend to file as Exhibit 8.1 an opinion of Milbank, Tweed, Hadley & McCloy LLP.  If you intend to file the full tax opinion as an exhibit, please revise your prospectus disclosure to provide a summary of such tax opinion.  Refer to Staff Legal Bulletin No. 19 (October 14, 2011) at Section III.B.1.

Response:  The opinion of Milbank, Tweed, Hadley & McCloy LLP that is expected to be filed as Exhibit 8.1 will be a “short-form” opinion and concern matters of law and legal conclusions contained in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions.”  The disclosure on page 114 of Amendment No. 1 has been revised for clarification in response to the Staff’s comment.

19.                               We note your disclosure in the risk factor on page 36 that Red Lion is expected to continue to be treated as a foreign corporation for U.S. federal income tax purposes following the merger.  We also note that you do not discuss this in your discussion of material tax consequences that begins on page 113.  Please provide your analysis as to whether this is a material tax consequence for which a tax opinion is required to be filed.  Refer to Item 601(b)(8) of Regulation S-K.

Response: The disclosure referenced by the Staff is included to describe a material risk due to possible changes in law. Under current law, Red Lion will continue to be treated as a foreign corporation for U.S. federal income tax purposes after the Merger because C&J shareholders will not own 80% or greater of the equity in Red Lion. The Company respectfully submits that, because there is no material risk under current law, no such disclosure is required in the material tax consequences section.

The U.S. Distributions, page 117

20.                               Please provide a brief description in this section of the meaning of the “U.S. Distributions” and the relationship of “NCPS” to Red Lion after the merger.

Response: The disclosure on page 118 of Amendment No. 1 has been revised in response to the Staff’s comment.

21.                               Provisions 7.3 and 7.3(e) of your merger agreement indicate that the merger is conditioned upon receipt of a tax opinion from counsel to C&J Energy and that this condition is waivable.  Please state in this section that you will recirculate and resolicit the vote if the condition is waived and the change in tax consequences is material.  Refer to Staff Legal Bulletin No. 19 (October 14, 2011) at Section III.D.3.

Response: The disclosure on page 115 of Amendment No. 1 has been revised in response to the Staff’s comment.

The Alliance Agreement, page 170

22.                               Please expand your description of the alliance agreement to disclose all material terms of such agreement.

Response: The disclosure on pages 172 through 174 of Amendment No. 1 has been revised in response to the Staff’s comment.

Information about Red Lion and the C&P Business, page 172

23.                               Please disclose for the last three years the C&P Business’s revenues attributed to the United States and its revenues attributed to Canada.  Refer to Item 101(d) of Regulation S-K.

Response: The disclosure on page 176 of Amendment No. 1 has been revised in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 209

24.                               We note the financial statements of Nabors Red Lion Limited and Subsidiaries reflect substantially all of the assets and operations of Nabors Industries Ltd., and see that you include pro forma adjustments to eliminate amounts pertaining to the assets and operations that will not be acquired by C&J Energy Services, Inc. Please tell us your plan for reporting the reverse merger on Form 8-K, as it relates to the composition of financial statements and pro forma presentation.

Response: In response to a letter from C&J to the Staff dated September 5, 2014 and subsequent telephone conversations, the Staff has indicated to the Company that it will raise no objection if C&J is considered the accounting acquirer in the Transactions for financial reporting purposes.  In accordance with Staff guidance included in Section 12220.2 of the Financial Reporting Manual (the “FRM”) related to the information to be included in an 8-K reporting the completion of a reverse acquisition (a “Closing 8-K”), the Company would normally be required to include in its Closing 8-K historical financial statements of C&J, the accounting acquirer and legal acquiree, and pro forma financial information giving effect to the Transactions prepared in accordance with Article 11 of Regulation S-X.  However, because C&J has previously reported substantially the same information required by the Closing 8-K in the proxy statement/prospectus contained in the Registration Statement and its own Exchange Act reports, in accordance with General Instruction B.3. to Form 8-K and Section 2045.16 of the FRM, the registrant does not intend to include C&J financial statements in the Closing 8-K unless there are significant subsequent events that would materially affect an investor’s understanding of C&J.

In addition, in light of the relative size of the C&P Business to C&J and the post-Transaction Company and its significance as measured in accordance with Rule 3-05 of Regulation S-X, the Company intends to file “carved out” financial statements for the C&P Business required by Item 9.01 of Form 8-K in the Closing 8-K or an amendment thereto along with pro forma financial statements prepared utilizing C&J’s historical financial statements and the C&P Business’ carved-out financial statements.

Comparison of the Rights of Stockholders Before and After the Transactions, page 227

25.                               We note your disclosure regarding the comparison of the material rights of holders of C&J Energy common stock and Red Lion common shares.  Please provide an analysis with respect to why C&J Energy is not required to present as separate proposals the approval of the merger agreement and each provision of Red Lion’s memorandum of association and amended bye-laws that differ in material respects from C&J’s amended and restated certificate of incorporation and second amended and restated bylaws.  For example, we note that it appears that Red Lion’s bye-laws will be amended in connection with the merger transaction.  Refer to Rule 14a-4(a)(3).  For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission’s website.

Response: The Company acknowledges the Staff’s comment regarding whether the proposed amendments to the bye-laws of Red Lion (the “Red Lion Bye-laws”) contemplated to occur prior to the Closing in accordance with the Merger Agreement (the “Red Lion Bye-law Amendments”) should be presented separately to the C&J stockholders for approval. The Company respectfully submits that it does not believe that the Red Lion Bye-law Amendments are required to be submitted to the C&J stockholders for approval under Rule 14a-4(a)(3) under the Exchange Act.

Rule 14a-4(a)(3) under the Exchange Act provides that a form of proxy “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by securityholders.” The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004) (the “Telephone Interpretation”), provides guidance on the application of Rule 14a-4(a)(3). The Telephone Interpretation provides that under Rule 14a-4(a)(3), shareholders of a target company with the right to vote on a merger or acquisition transaction should have the opportunity to approve any charter, bylaw or similar provisions of a new entity formed to act as an acquisition vehicle of such target company and to be the surviving company if such provisions are not immaterial and were not present in the organization documents of such target company.  The Staff states in the Telephone Interpretation that not to provide such a vote “would allow form and timing to prevail over substance and defeat the purpose of the rule.”  However, the Telephone Interpretation further explains that a separate vote for shareholders of a target company is not required if the target company is acquired by a public company whose charter and bylaws are not being changed in connection with the transaction, to avoid the unnecessary re-approval or ratification of existing charter or bylaw provisions.

In the Transactions, Nabors and Red Lion, currently a wholly owned subsidiary of Nabors, will undertake a restructuring as a result of which Red Lion will be a standalone company ready for listing on the New York Stock Exchange.  The Red Lion Bye-law Amendments, which will change the Red Lion governing documents from those appropriate for a wholly-owned subsidiary to governing documents that comply with NYSE listing requirements, will be adopted as part of this process, which will be completed prior to the Merger.  Following this separation, an approximately 47% interest in Red Lion will be issued to C&J stockholders in the Merger, with an approximately 53% interest remaining with Nabors.

The Company believes that C&J is not required to present proposals regarding the Red Lion Bye-law Amendments to C&J’s stockholders, and that to read Rule 14a-4(a)(3) or the Telephone Interpretations as requiring the C&J stockholders to approve the Red Lion Bye-law Amendments would be a case of “form over substance”.  Red Lion is being made into a new public company immediately prior to the closing of the Merger through a separation that includes all of the steps of a spin-off transaction other than a distribution of Red Lion shares to Nabors holders.  In effect, C&J is engaging in a transaction with and receiving stock from a public company, albeit a newly formed one, not an acquisition vehicle with no operations created solely for purposes of effecting a transaction that circumvents a separate vote on a charter amendment.  Further, the Company does not consider the Red Lion Bye-law Amendments to be an amendment to the C&J governing documents for purposes of Rule 14a-4(a)(3) because C&J stockholders will only hold a minority of the common equity of Red Lion following the closing of the Merger.  Nabors will hold a majority of the Red Lion common shares and has agreed to approve the Red Lion Bye-law Amendments thereby ensuring the outcome of any vote related to the amendments.  Further, the Company also believes that separately presenting the Red Lion Bye-law Amendments to the C&J stockholders in this context could lead to investor confusion and unnecessarily encumber the proxy solicitation process, especially in light of the fact that the vote is ensured.

For these reasons, the Company respectfully submits that providing C&J stockholders the right to vote separately on the Red Lion Bye-law Amendments in this case would not serve the purpose intended by Rule 14a-4(a)(3) under the Exchange Act.

Signatures

26.                               Please confirm whether you have provided the signatures required by Form S-4, including the requirement to have the registration statement signed by a majority of your board of directors.  In that regard, we note that certain of the individuals identified in this section as directors are not otherwise referenced in your filing.

Response: The Company hereby confirms that it has provided the signatures required by Form S-4, including the signature of each member of the Company’s board of directors as currently established.  Those individuals who are currently directors of the Company but who are not otherwise referenced in the Registration Statement are individuals who will cease to serve on the board of directors of the Company prior to Closing in accordance with the Merger Agreement, as described on page 137 of Amendment No. 1.

Exhibits, page II-1

27.                               Please ensure that you file all exhibits and schedules to your material agreements.  For example, please re-file the form of transition services agreement to include all exhibits and schedules to such agreement.

Response: The Company acknowledges the Staff’s comment, and has re-filed the forms of the Red Lion Transition Services Agreement and the Employee Benefits Agreement that were attached to the Separation Agreement, as Exhibits 10.1 and 10.4 to Amendment No. 1, respectively, to include all exhibits and schedules thereto.

Undertakings, page II-3

28.                               Please provide all applicable undertakings required by Regulation S-K, including Item 512(a)(5) and (a)(6).

Response: The disclosure on page II-4 of Amendment No. 1 has been revised in response to the Staff’s comment.

Exhibit 2.1

29.                               We note the references in the Merger Agreement to disclosure letters to be delivered concurrently with the agreement.  We also note that you have not provided a list briefly identifying the contents of such letters.  Please provide your analysis with respect to whether you are required to provide such list.  Refer to Item 601(b)(2) of Regulation S-K.

Response: The disclosure on pages A-iii through A-iv of Exhibit 2.1 to Amendment No. 1 has been revised in response to the Staff’s comment.

If you have any questions, please do not hesitate to contact the undersigned at (212) 530-5671 or Scott W. Golenbock at (212) 530-5181.

Sincerely,

/s/ Charles J. Conroy

Charles J. Conroy

cc:                                Laura W. Doerre, Nabors Corporate Services, Inc.

Theodore R. Moore, C&J Energy Services, Inc.

Jeffery B. Floyd, Vinson & Elkins L.L.P.

Stephen M. Gill, Vinson & Elkins L.L.P.

Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP